UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 19, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON DECEMBER 13, 2018

1.                                     Date, Time and Place: Held on December 13, 2018, at 08:30 a.m., at Street Fidêncio Ramos, no. 302, 4th floor, Torre B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The following members of the Board of Directors in attendance: Mrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice Chairmain of the Board of Directors), João Henrique Batista de Souza Schmidt and Raul Calfat. The absence of Mr. Cesar Augusto Chaves Mendonça and Mr. Marcos Barbosa Pinto was justified.

4.                                     Presiding:                                    Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: The members of the Company’s Board of Directors were present to the meeting to resolve on (i) the cancellation of the Company’s common shares held in treasury; (ii) the work of the independent auditors; (iii) certification of internal audit; (iv) the budget and operational indicators for the 2019 fiscal year; and (v) the results of the 2018 targets.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board Members present decided to, without reservations and/or qualifications, by their unanimous vote:

6.1                             As all the precedent conditions to the combination of business and shareholding bases of the Company and Suzano Papel e Celulose S.A. under the terms of the Protocol and Justification of Merger approved by the Extraordinary Shareholder’s Meeting held on September 13, 2018, were fulfilled, approve the cancellation of 200,765 (two hundred thousand, seven hundred and sixty five) common shares of the Company currently held in treasury, without reducing the capital stock. As a result of the cancellation of shares hereunder, the Company’s capital stock, in the amount of R$ 9.740.777.179,59 (nine billion, seven hundred and forty million, seven hundred seventy seven thousand, one hundred and seventy nine reais and fifty nine centavos), will be divided into 553,733,881 (five hundred and fifty three million, seven hundred and thirty three thousand, eight hundred and eighty one) common shares, all nominative and with no par value. The amendment of article 5 of the Bylaws, to register the number of shares representing the

Company’s capital stock, after the cancellation of the shares, will be resolved at an Extraordinary General Meeting to be convened in due course.

6.2                             Record the report of the independent auditors PricewaterhouseCoopers Auditors Independents about the progress of the work for the closing of the financial statements for fiscal year 2018 and regarding compliance with the SOx recommendations.

6.3                             Record the achievement, by the Company, of a Quality Assessment for the Internal Audit by the Institute of Internal Auditors (IIA), which certifies the compliance with the highest standards in relation to International Standards Professional Practices Framework — IPPF (International Framework of Professional Practices).

6.4                             Record the acknowledgement, by the Board of Directors, of the budget proposal for the fiscal year 2019 informed by the Company’s Officers and approve the indicators used for a referential budget, considering the scenario of the Company’s business combination with Suzano Papel e Celulose S.A. The Board of Directors recommended a revision on the next fiscal year of the budget for macroeconomic adjustments and possible tax amendments.

6.5                             The members of the Board of Directors were informed and agreed to the outcome of the 2018 targets of the statutory directors, as recommended by Personnel and Compensation Committee.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by the members of the Board in attendance. Presiding Board: Mr. José Luciano Duarte Penido (Chairman) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Mrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice-Chairmain of the Board of Directors), João Henrique Batista de Souza Schmidt and Raul Calfat.

São Paulo, December 13, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman of the Board of Directors	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO